Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-84704) of the Sanmina-SCI Corporation of our report dated June 2, 2005, with respect to the statements of net assets available for benefits of Sanmina-SCI Corporation 401(k) Plan as of December 31, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Sanmina-SCI Corporation 401(k) Plan.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 24, 2005